UNITED STATES
  SECURITIES AND EXCHANGE COMMISSION
       Washington, D.C.  20549

            SCHEDULE 13G

Under the Securities Exchange Act of 1934*

  Patriot Transportation Holding, Inc.

          (Name of Issuer)

            Common Stock

    (Title of Class of Securities)


             70337B102
           (CUSIP Number)

         December 31, 2012

Date of Event Which Requires Filing of this Statement)

         Daniel B. Nunn, Jr.
       Fowler White Boggs P.A.
        50 North Laura Street
             Suite 2800
     Jacksonville, Florida  32202
           (904) 598-3118

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)
     [_] Rule 13d-1(c)
     [x] Rule 13d-1(d)


      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


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	The information required on the remainder of this
cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section of the Exchange
Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                   SCHEDULE 13G

----------------------------------------------------------
CUSIP No.: 70337B102
----------------------------------------------------------
1  NAME OF REPORTING PERSON
    Edward L. Baker and Thompson S. Baker II as trustees
    of the separate trust for Edward L. Baker created
    under the Cynthia L. Baker trust U/A/D April 30, 1965.
----------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X]
                                                    (b) [ ]
----------------------------------------------------------
3  SEC USE ONLY
----------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
    Florida
----------------------------------------------------------
                                5  SOLE VOTING POWER
                                   423,274
NUMBER OF SHARES		--------------------------
  BENEFICIALLY			6  SHARED VOTING POWER
   OWNED BY			   0
     EACH			--------------------------
   REPORTING			7  SOLE DISPOSITIVE POWER
    PERSON		           423,274
     WITH			--------------------------
                                8  SHARED DISPOSITIVE POWER
                                   0
----------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

   423,274
----------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [   ]
----------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     4.48%
----------------------------------------------------------


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12  TYPE OF REPORTING PERSON
     00/IN
----------------------------------------------------------

                    SCHEDULE 13G

----------------------------------------------------------
CUSIP No.: 70337B102
----------------------------------------------------------
1  NAME OF REPORTING PERSON
   Edward L. Baker
----------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X]
                                                    (b) [ ]
----------------------------------------------------------
3  SEC USE ONLY
----------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
----------------------------------------------------------
                                5  SOLE VOTING POWER
                                   277,796
NUMBER OF SHARES		--------------------------
  BENEFICIALLY			6  SHARED VOTING POWER
   OWNED BY			   423,274
     EACH			--------------------------
   REPORTING			7  SOLE DISPOSITIVE POWER
    PERSON			   277,796
     WITH			--------------------------
                                8  SHARED DISPOSITIVE POWER
                                   423,274
----------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

    734,070
----------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES [    ]
----------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       7.8%
----------------------------------------------------------
12  TYPE OF REPORTING PERSON
    IN
----------------------------------------------------------

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                    SCHEDULE 13G

----------------------------------------------------------
CUSIP No.: 70337B102
----------------------------------------------------------
1  NAME OF REPORTING PERSON
   Thompson S. Baker II
----------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X]
                                                    (b) [ ]
----------------------------------------------------------
3  SEC USE ONLY
----------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
----------------------------------------------------------
                                5  SOLE VOTING POWER
                                   72,549
NUMBER OF SHARES		--------------------------
  BENEFICIALLY			6  SHARED VOTING POWER
   OWNED BY			   429,871
     EACH			--------------------------
   REPORTING			7  SOLE DISPOSITIVE POWER
    PERSON		           72,549
     WITH			--------------------------
                                8  SHARED DISPOSITIVE POWER
                                   429,871
----------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

   111,549
----------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [    ]
----------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       1.2%
----------------------------------------------------------
12  TYPE OF REPORTING PERSON
    IN
----------------------------------------------------------

Item 1.

	(a)	The name of the Issuer is Patriot
Transportation Holding, Inc.

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	(b)	The Issuer's principal executive offices
are located at 200 West Forsyth Street, 7th Floor,
Jacksonville, Florida 32202.

Item 2.

	(a)	This Schedule 13G is filed on behalf of
Edward L. Baker and Thompson S. Baker II, as trustees for the separate trust for Edward L. Baker created under the Cynthia L. Baker trust U/D/A April 30, 1965 (the "ELB
Trust"), and Edward L. Baker and Thompson S. Baker II, individually (each, a "Reporting Person").

	(b)	The principal executive offices of the
ELB Trust are located at Bessemer Trust Company,
Attention: Paul Barkus, 630 Fifth Avenue, New York, NY
10111.

		The principal business address for Edward
L. Baker, is 200 West Forsyth Street, 7th Floor,
Jacksonville, Florida 32202. The principal business address for Thompson S. Baker II, is 200 West Forsyth
Street, 7th Floor, Jacksonville, Florida 32202.

	(c)	The Cynthia L. Baker Trust (the "CLB
Trust") was organized as a Florida trust on April 30,
1965.   The individual Reporting Persons are citizens
of the United States.

	(d)	This Schedule 13G relates to the common
stock of the Issuer, par value $.10 per share. The numbers pertaining to ownership of the common stock contained in this Schedule 13G reflect an adjustment for the Issuer's 3-for-1 stock split effective as of January 17, 2011.

	(e)	The CUSIP number of the common stock
is 70337B102.

Item 3.

	Not applicable

Item 4.

	(a)	Amount beneficially owned:

		1)	ELB Trust:	 423,274

		2)	Edward L. Baker: 734,070

		3)	Thompson S. Baker
                        II:	         111,549

		Total:		         845,619 shares

	(b)	Percent of class:

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		1)	ELB Trust:	    4.48%

		2)	Edward L. Baker:     7.8%

		3)	Thompson S. Baker
                        II:		     1.2%

		Total:			     9.0%

	(c)	Number of shares as to which the person
has:

		(i)	Sole power to vote or to direct
the vote:

			1)	ELB Trust:       423,274

			2)	Edward L. Baker: 277,796

			3)	Thompson S. Baker
                                II:               72,549

			Total:			 773,619

		(ii)	Shared power to vote or to direct
the vote:

			1)	ELB Trust:	       0

			2)	Edward L. Baker: 423,274

			3)	Thompson S. Baker
                                II:		 429,871

			Total:			 429,871

		(iii)	Sole power to dispose or to
direct the disposition of:

			1)	ELB Trust:	 423,274

			2)	Edward L. Baker: 277,796

			3)	Thompson S. Baker
                                II:		  72,549

			Total:			 773,619

		(iv)	Shared power to dispose or to
direct the disposition of:

			1)	ELB Trust:	       0

			2)	Edward L. Baker: 423,274

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			3)	Thompson S. Baker
                                II:              429,871

			Total:			 429,871

Edward L. Baker - Voting and Dispositive Power

	Edward L. Baker has sole voting and dispositive power over 174,597 shares that he holds as trustee of certain trusts for the benefit of the children of John
D. Baker II, 78,573 shares owned by his Living Trust,
7,626 shares that are held in a retirement account and 17,000 shares that he holds directly.

	Mr. Baker has shared voting and dispositive power with respect to the 423,274 shares held by the ELB Trust.

Edward L. Baker - Beneficial Ownership

	The beneficial ownership total of Edward L.
Baker shown above includes the 423,274 shares held by the ELB Trust. Mr. Baker's reported beneficial ownership total also includes (i) 33,000 shares issuable under options that are exercisable within 60 days of December 31, 2012, (ii) 17,000 shares that he holds directly, (iii) 78,573 shares owned by his Living
Trust, (iv) 7,626 shares held in a retirement account, and (v) 174,597 shares that he holds as trustee for the benefit of the children of John D. Baker II as to which he disclaims beneficial ownership.

Thompson S. Baker II - Voting and Dispositive Power

	Thompson S. Baker II has sole voting and dispositive power over 72,510 shares that he holds directly and 39 shares held in retirement accounts.

	Mr. Baker has shared voting and dispositive power with respect to the 423,274 shares held by the ELB Trust and 6,597 shares held in trust for the benefit of his children.

Thompson S. Baker II - Beneficial Ownership

	The beneficial ownership of Thompson S. Baker
II shown above includes (i) 72,510 shares that he holds directly, (ii) 39 shares held in a retirement account and (iii) 39,000 shares issuable under options that are exercisable within 60 days of December 31, 2011.
Mr. Baker's reported beneficial ownership total does not include (i) the 6,597 shares held in trust for the benefit of his children, (ii) the 423,274 shares held by the ELB Trust or (iii) 2,199 shares owned by his wife. Mr. Baker disclaims beneficial ownership of those shares.

Item 5.	  Ownership of Five Percent or Less of a Class.

	Not applicable.

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Item 6.  Ownership of More than Five Percent on Behalf
of Another Person.

	Not applicable.

Item 7.  Identification and Classification of the
Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

	Not applicable.

Item 8. Identification and Classification of Members of the Group.

	ELB Trust
	Edward L. Baker
	Thompsons S. Baker II

	Each Reporting Person may also be deemed to be members of a group with John D. Baker II and Edward L.
Baker II. Each Reporting Person disclaims beneficial ownership of the shares owned by such persons.

Item 9.  Notice of Dissolution of Group.

	Not applicable.

Item 10.  Certification.

	Not applicable.

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                  SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, correct and complete.

Dated:  February 12, 2013



		/s/ Edward L. Baker
		_________________________________
		Edward L. Baker

                /s/ Thompson S. Baker II
		_________________________________
		Thompson S. Baker II

                /s/ Edward L. Baker
                __________________________________
		Edward L. Baker, as Trustee of ELB
                Trust

                /s/ Thompson S. Baker II
		__________________________________
		Thompson S. Baker II, as Trustee
                of ELB Trust

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